UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                          FLORAFAX INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)


                                    339825101
                                 (CUSIP Number)

                                 Kevin S. Moore
                Senior Vice President and Chief Financial Officer
                             The Clark Estates, Inc.
                                 30 Wall Street
                            New York, New York 10005
                            Tel. No.: (212) 269-1833

                                 With a copy to:

                             David W. Ambrosia, Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1208
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  May 16, 1997
                          (Date of Event which Requires
                            Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]





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                                  SCHEDULE 13D

================================================================================
CUSI339825101                                                  Page 2 of 7 Pages


--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Clark Estates, Inc.
      13-5524538
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)                                                        |_|
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF             0
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      8  SHARED VOTING POWER
 OWNED BY EACH
   REPORTING             0
  PERSON WITH      -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER

                         0
                   -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

       CO
================================================================================



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                                  SCHEDULE 13D

Item 1. Security and Issuer.

     This Amendment No. 4 relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Florafax International, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 8075 20th Street, Vero Beach, Florida 32966.

Item 2. Identity and Background.

     (a) - (c) This statement is being filed by The Clark Estates, Inc. (the "Reporting Person"). The information below in this Item 2 updates, to the extent necessary, the information included in the Reporting Person's prior Schedule 13D filings with respect to the Company.

     The Reporting Person is a New York corporation principally engaged in the business of providing administrative services relating to investments of certain institutional, corporate, individual and trust accounts affiliated with the Clark family. The principal business and principal office address of the Reporting Person is 30 Wall Street, New York, New York 10005.

     The name, business address, present principal occupation or employment of each executive officer and director of the Reporting Person (the "Executive Officers and Directors")


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are set forth in Schedule I hereto, which is incorporated herein by reference.

     (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the Executive Officers and Directors has (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws or finding any violation with respect to such laws.

     (f) Each of the persons listed in this Item 2 or Schedule I hereto is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4. Purpose of Transaction.

     The purpose of the Reporting Person's sale of the Company Common Stock reported below was to liquidate the investment in the Company.

Item 5. Interest in Securities of the Issuer.

     (a) As a result of the transactions described in paragraph (c) of this Item 5, the Reporting Person no longer beneficially owns any shares of Common Stock of the Company.

     (b) Not Applicable.


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

     (c) On May 16, 1997, the Reporting Person sold all 606,275 shares of Common Stock of the Company which it beneficially owned, at a net sale price of $3.05 per share. The sales were executed through the NASDAQ Electronic Bulletin Board.

     (d) Not applicable.

     (e) As of May 16, 1997 the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding shares of Company Common Stock as a result of the sales of Company Common Stock by the Reporting Person described above in this Item 5.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     Not applicable.


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                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 6, 1997
------------
Date


/s/ Kevin S. Moore
-------------------------
Signature

Kevin S. Moore
Senior Vice President and
Chief Financial Officer
The Clark Estates, Inc.
-------------------------
Name/Title



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

                                   SCHEDULE I

                       Executive Officers and Directors of
                             The Clark Estates, Inc.

     Except where otherwise indicated, the business address of each of the following is The Clark Estates, Inc., 30 Wall Street, New York, New York 10005.


                                    Principal Occupation
Name                                and Name of Business
----                                --------------------

Edward W. Stack                     President and Director
                                    The Clark Estates, Inc.
                                    Management Services

Jane F. Clark                       Chairman and Director
                                    The Clark Estates, Inc.
                                    Management Services

Kevin S. Moore                      Senior Vice President, Chief
                                    Financial Officer and Director
                                    The Clark Estates, Inc.
                                    Management Services

William T. Burdick                  Secretary
                                    The Clark Estates, Inc.
                                    Management Services

Anne L. Peretz                      Director
                                    The Clark Estates, Inc.
                                    Management Services

Marshall F. Wallach                 Director
                                    The Clark Estates, Inc.
                                    Management Services




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